UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     On February 1, 2010, Telvent Outsourcing (“Telvent Outsourcing”), a wholly-owned subsidiary of Telvent GIT, S.A. (the “Company”), entered into an asset purchase agreement (the “Purchase Agreement”) with Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, S.A. (“Abengoa”).
     Upon the terms and subject to the conditions of the Purchase Agreement, Telvent Outsourcing agreed to sell to Simosa IT, S.A. certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services. The sale of the assets also includes Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L.
     The price of the transaction is 4,000,000 Euros and has been based on, among other elements, a valuation report of a third-party expert.
     The Company expects the transaction to close on or about February 28, 2010 and will be effective as of January 1, 2010.
     The Board of Directors and Audit Committees of both the Company and Abengoa approved the transaction.
     The Company intends to file a copy of the Purchase Agreement as an exhibit to its Annual Report on Form 20-F. This Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration statement no. 333-162278.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: February 12, 2010